Exhibit 99.2

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of May 14, 2018, should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and the notes thereto (“financial statements”) for the three months ended March 31, 2018, and the audited consolidated financial statements and notes thereto for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Refer to Notes 2 and 3 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018 and Notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2017, for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward looking statements” and readers should read the cautionary note contained in the section entitled “Forward Looking Statements” contained in this MD&A regarding such forward looking statements.

OUR BUSINESS

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project, located in Jujuy Province of Argentina, and the Lithium Nevada project (formerly the Kings Valley project), located in north-western Nevada, USA. Through its wholly owned subsidiary, RheoMinerals Inc. (“RheoMinerals”), the Company also manufactures organoclay products at its plant in Fernley, Nevada, USA.

On March 28, 2016, the Company entered into an agreement with SQM POTASIO S.A., a subsidiary of Sociedad Quimica y Minera de Chile S.A. (“SQM”, and together with the Company, the “Joint Venture partners”) to form a 50/50 joint venture (the “Joint Venture”) to develop the Cauchari-Olaroz project.  The Cauchari-Olaroz project is a lithium brine project.

The Lithium Nevada project is 100% owned by the Company and is a clay-based lithium project. It has been the subject of extensive exploration and processing development work. On April 5, 2018 the Company announced an increase in Measured and Indicated mineral resources of approximately 80% from the Company’s 2016 mineral resource estimate, establishing the Lithium Nevada project as the largest known lithium resource in the United States. The Company has assembled a technical and project development team, with a vision of building a world-class lithium operation. Current efforts are focused on the development of a PFS (as defined herein), with results expected by the end of the second quarter of 2018, which includes updating and finalizing a geological model for a prospective mine operation using geological assay data collected in 2017, development of process technologies and associated flow sheets, designing the mine, plant and infrastructure facilities, and advancing relevant permitting processes.

In addition, the Company’s wholly-owned subsidiary RheoMinerals operates an organoclay manufacturing plant located in Fernley, Nevada and manufactures specialty organoclay products (“RheoMinerals products”), derived from clays.  RheoMinerals’ products are used by the oil and gas industry as specialty viscosifier additives for drilling fluids and in other sectors.

The Company’s head office is located at Suite 1150-355 Burrard Street, Vancouver, BC, Canada, V6C 2G8. The Company trades in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. (“Lithium Nevada”) and RheoMinerals and in Argentina through a Joint Venture company, Minera Exar S.A. (“Minera Exar”) and a wholly-owned subsidiary Potassium S.A. Additional information relating to the Company is available on SEDAR at www.sedar.com.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

Q1 2018 HIGHLIGHTS

Project development and operations

Cauchari-Olaroz:

•

Development activities continue as planned with the advancement of detailed engineering, pond construction, camp construction, plant design and supply purchases, with Stage 1 production expected to commence in 2020.

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Engineering for the infrastructure is close to 80% completed and scheduled to be completed in the first half of 2018 followed by plant design, which is close to 70% completed and is scheduled to be completed later this year.

•

Evaporation pond construction commenced in early February and the filling of the ponds is expected to begin in the second half of 2018. Earth works, production well drilling and hydrological testing are underway.

•

$13 million has been advanced to Minera Exar in Q1 2018 by the Joint Venture partners (including $6.5 million by the Company) in the form of equity contributions to fund exploration, construction and development. Cumulatively, the Joint Venture partners have advanced $61.6 million to Minera Exar to date (including $30.8 million by the Company).

•

There are currently close to 400 people working in Argentina, including direct employees and contractors. Facilities to provide an additional 400 beds to the construction camp are already commissioned.

•

In May 2017, a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) that summarizes the Stage 1 DFS (as defined herein) was filed on SEDAR at www.sedar.com and an updated technical report was filed on January 17, 2018. The Company’s share of the expected capital expenditures for the construction of Stage 1 of the Cauchari-Olaroz project is approximately $212.5 million before value-added taxes (“VAT”) and working capital.

Lithium Nevada:

•

On April 5, 2018 the Company updated the Measured and Indicated mineral resource at its Lithium Nevada project to 6.0 million tonnes of lithium carbonate equivalent (“LCE”) at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to 2.3 million tonnes of LCE at 2,932 ppm Li. This represents an approximate 80% increase in the Measured and Indicated mineral resource from the Company’s 2016 resource estimate, and establishes Lithium Nevada as the largest known lithium resource in the United States.

•	Identified extension of high grade (average 3,998 ppm Li) and near-surface lithium mineralization adjacent and northwest of the proposed 2012 pit boundary.
•	On track to release results of NI 43-101 Preliminary Feasibility Study (“PFS”) by the end of Q2 2018.
•	Considering potential partnership and financing scenarios to advance the Lithium Nevada project.

RheoMinerals:

•	The sales for the three months ended March 31, 2018 were $1.1 million (Q1 2017 – $1.2 million).
•

In 2016, RheoMinerals entered into a “Technical Assistance and Royalty Agreement” with Delmon Co. Ltd. in relation to the construction of a manufacturing facility by Delmon (as defined herein) in Saudi Arabia, which is expected to start commissioning in Q2 2018. Delmon has achieved product certification with the leading Saudi Arabia oil producer for the organophilic leonardite product, DEL-TROL HT, that will be manufactured at the new facility in Dhahran, Saudi Arabia. The Company is entitled to net profit and gross profit royalties from the future production of the plant.

Finance:

•

In February 2018, the Company filed a final short form base shelf prospectus in each province of Canada, other than the Province of Quebec, to qualify the distribution, from time to time over a 25-month period, of up to $500 million of the Company’s debt and equity securities. The Company also filed a corresponding shelf registration statement

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

with the SEC on Form F-10 under the Multijurisdictional Disclosure System. While the Company has no immediate plans to raise capital, the shelf prospectus provides financial flexibility and the ability to efficiently access capital markets as the Company pursues future growth opportunities in Argentina, Nevada or elsewhere.

•

As at March 31, 2018, the Company had $43.5 million in cash and cash equivalents.  As a result of the closing of the Ganfeng Lithium and Bangchak investment agreements in 2017, the Company has $205 million in undrawn debt facility to finance its share of capital expenditures in the Minera Exar Joint Venture.

Corporate

•

In January 2018, the Company announced that it had received approval for the listing of its common shares (“Common Shares”) on the NYSE. The Common Shares opened for trading on the NYSE on January 25, 2018.

DESCRIPTION OF BUSINESS

Cauchari-Olaroz Project, Jujuy Province, Argentina

Minera Exar, the 50/50 Joint Venture between LAC and SQM, is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Shareholders’ Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the right for LAC to purchase a 50% share of the production and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

Figure A: Production pond construction at Cauchari-Olaroz.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

Project Development Status

•

In Q1 2018, Minera Exar advanced detailed engineering work, with engineering for the infrastructure close to 80% complete and scheduled to be completed in the first half of 2018, and the processing plant design close to 70% complete and scheduled to be completed later this year.

•

Minera Exar has progressed construction activities, with earth works, roads and platforms for the wellfields well underway. There are currently approximately 400 people working in Argentina, including direct employees and contractors. A camp expansion for an additional 400 personnel during the construction phase of the project was commissioned in April 2018.

•

Pond layout and design was completed in 2017, a contractor was mobilized at site and pond construction activities started in early February 2018, which should allow Minera Exar to start filling ponds commencing in the second half of 2018.

•

Early procurement contracts have been signed and bids were received for the critical items, in accordance with the project schedule in order to be able to have vendor data to progress engineering. Engineering for the gas pipeline is underway and should be completed during the second quarter of 2018. Proposals for engineering, procurement and construction of power generation facilities were requested and are expected to be received in the first half of 2018.

Figure B: Construction progress at Cauchari-Olaroz

Permitting

To date, Minera Exar has completed numerous environmental studies to support the establishment of Cauchari-Olaroz’s environmental baseline. Environmental evaluations have been performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for the exploitation phase was originally presented in connection

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

with the mine plan under the initial reserve estimate and mine plan that LAC completed on the Cauchari-Olaroz in 2012, and was later modified to accommodate the current mine plan.

The update to the Environmental Impacts Report for the exploitation for the Cauchari-Olaroz Project based on a 25,000 tonnes per annum (“tpa”) rate of production and in the manner contemplated in the Stage 1 DFS (as defined below), was approved by the relevant provincial regulatory authorities in the latter half of 2017. In 2017, Minera Exar also received approval for the construction of the Cauchari-Olaroz Project from the agency in Jujuy tasked with assessing the impact and benefits to the province of any proposed lithium project.

The surface rights of the area subject to exploitation are owned by local aboriginal communities. In 2017, Minera Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar is also supporting local communities through a number of infrastructure and education programs.

Workforce

Minera Exar’s office in Jujuy is coordinating recruitment and other human resource initiatives in the regional community. Considering the Company’s commitment to the local communities, numerous local service providers were engaged to provide services to Minera Exar and a training program is in place, providing operations training to people in the local communities. A proactive approach was taken to develop a training program for positions to be filled during construction and operations, which includes manuals, practice activities at site and visits to SQM’s Atacama site.

JEMSE Arrangement

During 2012, Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project.  The distribution of dividends to JEMSE and other shareholders in the project will only commence once all annual commitments related to the project’s debt have been met.

Stage 1 DFS

On March 29, 2017 the Company announced results of a Definitive Feasibility Study (the “Stage 1 DFS”) on the first stage of the Cauchari-Olaroz project. Detailed technical information on the Cauchari-Olaroz Project can be found in a technical report that was filed with the securities regulatory authorities in each of the provinces of Canada on January 17, 2018, entitled “NI 43-101 Technical Report Updated Feasibility Study Reserve Estimation and Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina” (the “Cauchari TR”). The Cauchari TR has an effective date of March 29, 2017. The Cauchari TR is filed on SEDAR at www.sedar.com and on the Company’s website at www.lithiumamericas.com.

Project Financing

In 2017, the Company closed two financings, with Ganfeng Lithium and with Bangchak. Between the two financings, Lithium Americas raised approximately $285 million in debt and equity, putting it in a strong financial position to fund its remaining share of the Cauchari-Olaroz Project’s capital costs, alongside its Joint Venture partner, SQM. See further details on the project financings in the section entitled “Liquidity and Capital Resources” below.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

Political and Economic Changes in Argentina

The Argentine economy underwent significant positive changes in late 2015, 2016 and 2017 as a result of measures that the new government has taken to reduce or remove controls and restrictions on capital flows.  Since taking office in December 2015, President Mauricio Macri has moved swiftly to appoint a business-friendly cabinet and implement a series of major fiscal, political and regulatory policy measures.  President Macri lifted foreign exchange controls that had been in place since 2011, and abolished export taxes on many agricultural and industrial goods, including lithium. Additionally, the Province of Jujuy, where the project is located, is very supportive of the development of the project.

Argentina enacted comprehensive tax reform (Law No. 27,430 (the “Law”)), through publication in the Official Gazette on December 29, 2017. The Law is generally effective January 1, 2018. Specifically, the Law introduces amendments to corporate income tax, personal income tax, VAT, tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels and tax on the transfer of real estate. It also establishes a special regime comprising an optional revaluation of assets for income tax purposes. The reform, coupled with an agreement with Argentina’s provinces to reduce regional sales taxes, are expected to reduce the Company’s tax burden and improve the efficiency of the taxation system.

Lithium Nevada Project, Nevada, USA

The Company is developing the 100% owned Lithium Nevada project, a clay-based lithium property located in the McDermitt Caldera of Nevada, through its wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

On April 5, 2018, the Company provided an updated mineral resource estimate (the “Resource Estimate”) on the Thacker Pass deposit (previously Zone 1) (“Thacker Pass”) of the Lithium Nevada project. The Resource Estimate was prepared in accordance with NI 43-101. At a cut-off of 2,000 ppm Li, the Resource Estimate for the Lithium Nevada project consists of a Measured and Indicated Resource of 385 million tonnes grading 2,917 ppm Li for 6.0 million tonnes of LCE and an Inferred Resource of 147 million tonnes grading 2,932 ppm Li for 2.3 million tonnes of LCE (Table 1).

The Resource Estimate will be incorporated into a PFS on the Lithium Nevada project, with results on track to be released by the end of Q2 2018.

Table 1: Mineral Resource Statement for Lithium Nevada - Thacker Pass Deposit(1)(2)(3)

	June 2016			April 2018
Category	Tonnage	Avg. Li	LCE	Tonnage	Avg. Li	LCE
	(000 t)	(ppm)	(000 t)	(000 t)	(ppm)	(000 t)
Measured	50,753	3,120	843	242,150	2,948	3,800
Indicated	164,046	2,850	2,489	143,110	2,864	2,182
Measured and Indicated	214,799	2,914	3,332	385,260	2,917	5,982
Inferred	124,890	2,940	1,954	147,440	2,932	2,301

Notes:

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.

2. Resources presented at a 2,000 ppm Li cut-off grade.

3. The conversion factor for lithium metal (100%) to LCE is 5.323.

A new geologic and grade block model was created using historical and 2017 drilling information. Calculation of the updated Resource Estimate was performed using a cut-off of 2,000 ppm Li, the same cut-off used in the technical report prepared for the Company in June 2016 titled, “Independent Technical Report for the Lithium Nevada Property, Nevada, USA”.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

2017 Exploration Program

The intent of the 2017 exploration program (“2017 Exploration Program”) was to identify a resource of scale in the Thacker Pass area (formerly Zone 1) of the Lithium Nevada project where wildlife habitat quality is substantially lower than in the Montana Mountains to the north (Figure 1a). In Thacker Pass, 77 exploration holes totaling 6,653 meters were drilled, a seismic survey was conducted and the surface geology of the project was remapped.

Figure 1a and 1b: Lithium Nevada Project Location

Thirteen exploration holes were drilled in the newly defined northwest expansion area (Figure 1b and Figure 2). This area is located northwest of the mine pit that was proposed in a 2012 mine plan. The assay data from all these holes averages 3,998 ppm Li, higher than the assay data from the infill drilling. The ore zone averages 46 m thick in this area.

The 2017 Exploration Program also resulted in the discovery of an area identified as the Southwest Basin (Figure 1b) with high concentrations of Li and minimal overburden. Seven of the exploration holes intersected lithium mineralization.

The 2017 Exploration Program did not intersect the western boundary limit of lithium mineralization in the northwest expansion area. Additional drilling is planned in this area as part of the proposed 2018 exploration program. Drilling in 2018 will further explore the lateral extent, thickness and depth of lithium mineralization in unexplored areas east of Thacker Pass.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

Figure 2 – View of Northwest Expansion Area Looking East.

Quality Assurance and Quality Control

The data collection and analysis procedures employed to develop the information presented in this disclosure use industry-standard quality techniques and procedures.

Sampling procedure and assaying methods were as follows:

•

Drilled core was brought from the field to the Company’s core shed located in Orovada, Nevada. The boxes of core were logged, photographed, cut and sampled by Company employees and consultants. The geologist determined the length of the assay samples by lithology and averaged 1.73 metres. The core was cut in half with diamond blade saws using fresh water, and half of the core was bagged for sampling. For duplicate samples, one half of the core was cut in half again and the two halves were bagged and sampled separately to test sampling and assay precision. Each sample was assigned a unique identification number to ensure security and anonymity. Randomly inserted in the sample stream were QA/QC samples, which represent 10.1% of the total assays. The QA/QC samples include blanks to test for contamination, high and low-grade lithium standards to test for accuracy and duplicates to test for precision.

•

Drilled core samples were collected from the core shed by ALS Minerals (“ALS”) and transported to their lab in Sparks, Nevada. At ALS, the samples were dried at a maximum temperature of 60 degrees Celsius and the entire sample was then crushed with a jaw crusher to 90% passing a ten-mesh screen. Nominal 250 gram splits were taken for each sample using a rifle splitter. This split was pulverized using a ring mill to 90% passing a 150-mesh screen.

•

ALS’ analysis included four-acid digestion and inductively-coupled atomic emission plasma spectroscopy to ensure that elevated metal concentrations were not present, which would interfere with inductively-coupled plasma mass spectroscopy analyses.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

QA/QC protocols included:

•	High, low and blank standards were inserted in random sampling intervals. These samples were also assigned a blinded sample identification number.
•	Duplicate samples were taken every 30.48 meters. Each was assigned a blinded sample identification number.

QA/QC statistical evaluations and results:

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Three low-grade samples out of 63 assays fell outside the certified two standard deviations. All three were within 20 ppm of falling within the two standard deviation criteria. All high-grade samples were within the certified two standard deviations.

•	All blank standards reported less than 65 ppm lithium.
•	All assay standards showed minimal bias drift with time.
•	178 duplicate ¼ core samples, 356 assays, returned a R2 correlation value of 0.9915.

Other than as described in the Company's annual filings (which are available at www.sedar.com), there are no known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources at this point in time.

Preliminary Feasibility Study Update

Lithium Nevada is advancing a PFS, which is being prepared pursuant to NI 43-101, in order to demonstrate the economic potential of producing high-value lithium products from claystone. The Company has successfully completed process test work to validate a conceptual process flowsheet. The process employs low-risk commercially-proven acid leaching, purification and crystallization technologies to efficiently produce lithium products for the battery industry. Lithium Nevada is advancing the engineering design and costing work, and is on schedule to provide the results of the PFS by the end of Q2 2018.

The Lithium Nevada project’s lithium-bearing claystone resource is near-surface and in some areas the overburden consists of hectorite clay, which has commercial value in other industries. Due to the soft nature of the claystone, conventional open pit mining using truck and shovel methods is contemplated with blasting not considered a requirement for day-to-day operations.

In Q3 2017, Lithium Americas’ Board of Directors approved a budget of $10.5 million to fund the Lithium Nevada project through to Q3 2018. In addition, the Company is considering future strategic partnership/financing alternatives to advance and develop the Lithium Nevada project.

The current status of the development of the Lithium Nevada project is summarized below:

Metallurgical Process Development

•	Lithium Nevada has expanded its team with experienced chemical engineers, geologists and permitting specialists.
•

Lithium Nevada is optimizing its lithium processing technology to ensure the most efficient manufacturing of specialty lithium products. The flowsheet is designed to: (1) use leaching to liberate lithium from the ore, and (2) apply proven purification technology to produce high-quality lithium products.

•

Bench test work was successfully completed in 2017 at a leading lithium manufacturing facility. Optimization and testing work continues. This approach was chosen to accelerate the testing needed for a robust process design and provides options for future strategic partnerships.

•	The process assembles and optimizes commercially-proven techniques in metallurgy in a novel configuration.
•	Ongoing process test work is currently focused on refinement of the following aspects of the flowsheet:
▪	comminution and beneficiation of the ore;

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

▪	optimizing leaching and recovery conditions of lithium products from claystone;
▪	purification and production of high-value lithium products; and,
▪	optimization of tailings composition for low-risk storage.

Exploration

•

Further exploration drilling is planned for 2018.  Key activities include expansion drilling at the proposed pit area (to be defined in the upcoming PFS), step-out drilling and exploration of new target areas.

Permitting

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To date, Lithium Nevada has performed more than 40 environmental baseline studies within the project area.  Additional baseline environmental surveys have commenced in early 2018 with the major mine plan permit application expected to be initiated in the second half of 2018.

•	A Plan of Operations is under development and will be completed later in 2018. The Plan of Operations is the first step towards obtaining a federal operations permit.
•	The permitting team has been expanded to include a senior Nevada-based permitting specialist.

Environmental Sustainability

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Consistent with Lithium Americas’ focus on environmental sustainability, Lithium Nevada and the University of Nevada, Reno Foundation (“UNR Foundation”) founded the Great Basin Sagebrush Restoration Fund (the “Fund”). The Fund’s mission is to improve sagebrush habitat through effective habitat rehabilitation methods. The Fund is administered by the UNR Foundation. Lithium Nevada has provided the seed financing to kick-start the long-term initiative and is entitled to one nominee on the Fund's board of directors. Another mining company has made multi-year funding commitments to the fund and it is anticipated that other industry partners will also participate to expand the research program.

Stakeholder Relations

•	The Company has developed a stakeholder engagement strategy that includes early and transparent engagement, continuous communication and feedback in the design process, and community benefits.
•	As part of this strategy, the Company has assigned a public relations specialist to work with nearby communities.
•	The Company provided education funding for three local schools in 2017, and will continue this engagement in 2018.

Anticipated Work Program and Timeline

•	Q2 2018 – advance additional baseline environmental survey
•	Q2 2018 – release results of PFS
•	H2 2018 – initiate major mine plan permitting
•	H2 2018 – commence process optimization work and basic engineering

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

RheoMinerals Business

Most of RheoMinerals’ $1.1 million sales during the quarter ended March 31, 2018 (2017 - $1.2 million) were to oil and gas service sector customers.

In fiscal year 2016, RheoMinerals entered into a Technical Assistance and Royalty Agreement (the “Delmon Agreement”) with Delmon Co. Ltd., part of The Delmon Group of Companies (“Delmon”) in Saudi Arabia. Delmon has business interests spanning wide market segments of products and services, and is a leading local supplier of oilfield minerals and chemicals to the leading Saudi Arabia oil producer.  Under this agreement, RheoMinerals will collaborate with Delmon in the design and construction of a manufacturing facility in Saudi Arabia (the “Delmon Plant”) for specialty additives used in oil-based drilling fluids. The initial product offering will include organophilic bentonite and organophilic lignite products. RheoMinerals will receive $1.2 million (of which $0.6 million has been received) in progress payments upon Delmon achieving certain construction and operational milestones in addition to the reimbursements of expenses and costs of technical personnel. Under the Delmon Agreement, RheoMinerals will also receive royalties from future Delmon Plant production, including a 12.5% net profit royalty payable for seven years from the manufacturing completion date (as defined in the Delmon Agreement) and a 3% gross profit royalty on new products payable for seven years from the date of sale of any new product.  The new facility is expected to be commissioned in 2018.

Delmon Plant Construction Update:

•	Manufacturing plant commissioning estimated to begin in Q2 2018.
•	Major equipment items including reactors, milling/drying systems and packaging line have been received and positioned in the plant.
•	Electrical work has commenced.
•	First draft of process control system has been submitted to electrical/controls contractor.
•	RheoMinerals is collaborating with a leading Saudi Arabia oil producer to establish product performance certification protocol for organophilic leonardite products and organophilic bentonite products.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

SELECTED FINANCIAL INFORMATION

The following selected financial information is presented in thousands of US dollars, shares in thousands, unless otherwise stated and except per share amounts.

Share Consolidation

As authorized by its shareholders, as part of the NYSE listing process, the Company implemented a consolidation of its outstanding Common Shares effective from November 8, 2017 on the basis of one new common share for every five outstanding Common Shares. The share consolidation affected all issued and outstanding Common Shares and stock options. All information relating to basic and diluted earnings per share, issued and outstanding Common Shares, stock options, restricted shares, deferred share units, and per share amounts in this report have been adjusted retrospectively to reflect the share consolidation.

Selected Financial Information

Quarterly Information

Selected consolidated financial information is presented as follows:

	2018	2017				2016
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Total assets	107,866	113,491	118,462	86,017	48,517	45,301	50,537	53,845
Exploration and evaluation assets	2,244	2,104	1,901	1,457	1,457	1,447	1,444	1,010
Investment in Joint Venture	26,026	19,637	7,981	7,507	11,649	13,136	16,074	17,673
Loans to Joint Venture	11,698	11,479	11,255	5,079	5,019	-	-	-
Property, plant and equipment	17,859	18,070	18,078	17,876	18,066	18,502	18,618	18,862
Working capital	47,773	57,494	73,804	50,923	9,620	8,593	11,260	13,384
Organoclay sales	1,096	452	1,059	1,612	1,167	534	452	168
Organoclay sales capitalized during the development stage	-	-	-	-	-	-	-	156
Expenses	(5,659)	(5,863)	(10,098)	(7,969)	(4,021)	(5,308)	(3,651)	(3,276)
Net loss for the period	(4,567)	(5,805)	(12,759)	(9,726)	(4,960)	(5,598)	(3,723)	(3,766)
Basic and diluted loss per common share	(0.05)	(0.05)	(0.15)	(0.15)	(0.08)	(0.05)	(0.05)	(0.05)

Notes:

1) Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.

2) 2016 had five quarters due to the change in year end from September 30 to December 31 during the year. For the ease of comparison, 2016 quarters were renumbered in the table for consistent presentation with the same corresponding calendar quarters in 2017 and 2018.

The Company’s total assets increased through 2017 due to proceeds from financings offset by expenses incurred. The Company received $7,297 in Q1 2017 and $40,163 in Q2 2017 pursuant to an investment agreement with Ganfeng Lithium and $33,539 in Q3 2017 in accordance with the investment agreement with Bangchak.

In Q1 2016, the Company sold a 50% equity interest in Minera Exar to SQM, forming a Joint Venture which resulted in a decrease in exploration and evaluation assets and recognition of an Investment in Joint Venture. The Investment in Joint Venture decreased in 2016 as a result of exploration expenditures at the Cauchari-Olaroz project, which were expensed in the Joint Venture’s income statement. The Company provided a $5,000 loan to the Joint Venture in Q1 2017, followed by a $6,000 loan in Q3 2017 and equity contributions of $13,300 in Q4 2017 and $6,500 in Q1 2018 to finance development activities at Minera Exar. Effective July 1, 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase. Accordingly, all costs directly attributable to the project which were previously expensed as exploration expenditures have been capitalized from that date.

In Q2 – Q4 2016 the working capital decreased due to the exploration expenditures incurred and general and administrative expenditures and in Q1 2017, in Q2 2017 and in Q3 2017 the working capital increased due to the closing of financings with Ganfeng Lithium and Bangchak. The working capital decreased in Q4 2017 and Q1 2018 as a result of

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

equity contributions made by the Company into the Joint Venture of $13,300 and $6,500 respectively, as well as exploration expenditures at Lithium Nevada and general and administrative expenditures.

The Company began recognizing revenues from organoclay sales on April 1, 2016, upon the organoclay plant achieving intended use status. The decrease in the Company’s sales in Q4 2017 compared to Q3 2017 was due to a temporary decrease in oil drilling products orders which rebounded in Q1 2018.

The increase in the Company’s expenses in Q3 2017 compared to Q2 2017 was primarily due to higher exploration expenditures on the Lithium Nevada project, executive bonuses awarded in Q3 2017, and stock-based compensation expense due to new stock options and restricted share grants in Q3 2017. The increase in the Company’s net loss in Q3 2017 was a result of the increase in expenses and higher foreign exchange loss due to the strengthening of the Canadian dollar against the US dollar during the period. The Company holds most of its cash in US currency. The increase in the Company’s expenses in Q2 2017 compared to Q1 2017 was primarily due to Company’s share of loss in the Joint Venture due to the increase in activity on the Cauchari-Olaroz project and stock-based compensation expense due to new stock options and restricted share grants in Q2 2017. The increase in the Company’s expenses in Q4 2016, compared to Q3 2016 was mostly due to consulting fees, legal expenses, marketing, and wages and salaries due to an increase in corporate activities and addition of new employees.

Results of Operations – Three Months Ended March 31, 2018 Compared to the Three Months Ended March 31, 2017

The following table summarises the key items that resulted in the decrease in net loss for the three months ended March 31, 2018 (Q1 2018) versus the three months ended March 31, 2017 (Q1 2017), as well as certain offsetting items:

Financial results	Quarter ended March 31,		Change
	2018	2017
	$	$	$
Organoclay sales	1,096	1,167	(71)
Cost of sales	(1,677)	(1,610)	(67)
Exploration expenditures	(1,400)	(563)	(837)
Organoclay research and development	(133)	(117)	(16)
General and administrative expenses	(2,017)	(1,361)	(656)
Share of loss in Joint Venture	(164)	(1,746)	1,582
Stock-based compensation	(1,945)	(234)	(1,711)
Foreign exchange gain/(loss)	1,369	(138)	1,507
Other income/(expense)	304	(358)	662
Net Loss	(4,567)	(4,960)	393

Net loss for the three months ended March 31, 2018 was $4,567 compared to $4,960 for the three months ended March 31, 2017. The decrease in the net loss was mainly attributable to the lower loss from the Joint Venture and higher foreign exchange gain partially offset by exploration expenses at the Lithium Nevada project, higher stock-based compensation and general and administrative expenses.

Organoclay Sales and Cost of Sales

The organoclay sales revenue in Q1 2018 was $1,096 (Q1 2017 - $1,167), with related production costs of $1,296 (Q1 2017 - $1,214), depreciation expense of $181 (Q1 2017 - $324), and inventory writedown of $200 (Q1 2017 - $72) resulting in gross loss from organoclay sales of $581 (Q1 2017 - $443). Sales and cost of sales were at approximately the same level in Q1 2018 and Q1 2017. A slight 6% decrease in sales is due to the timing of orders shipments.

Expenses

Exploration expenditures in Q1 2018 of $1,400 (Q1 2017 – $563) include expenditures incurred for the Lithium Nevada project. The increase in the Company’s exploration expenditures is mostly due to advancing the Lithium Nevada project.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

Organoclay research and development costs are consistent from period to period and include costs of operating the research and development team and lab for new organoclay product development.

Loss from the Joint Venture in Q1 2018 of $164 (Q1 2017 – $1,746) represents the Company’s share of the Joint Venture losses for the Cauchari-Olaroz project. In July 2017, the Joint Venture’s Cauchari Olaroz project entered the development phase. Effective July 1, 2017, all costs directly attributable to the project are being capitalized. The Company’s share of the Joint Venture losses decreased in Q1 2018 compared to Q1 2017 as the majority of costs incurred in Q1 2018 were capitalized as project development costs.

Stock-based compensation in Q1 2018 of $1,945 (Q1 2017 - $234) is a non-cash expense and consists of the $1,513 estimated fair value of stock options vested during the period and the $432 fair market value of restricted shares. In Q1 2018 the Company granted 90 stock options and 20 restricted shares to its employees. The increase in this category was due to vesting of the 2017 stock option grants and restricted share awards to the Company’s employees and officers.

Included in General and Administrative expenses in Q1 2018 of $2,017 (Q1 2017 - $1,361) are:

-

Office and administrative expenses of $327 (Q1 2017 - $152) includes Vancouver, Reno, and Toronto office rent, insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses. The increase in this category is mainly due to insurance costs as a result of the NYSE listing.

-

Professional fees of $325 (Q1 2017 - $296) consist of legal fees of $144 (Q1 2017 – $126), consulting fees of $114 (Q1 2017 - $142), public relations fees of $28 (Q1 2017 - $18), and accounting fees of $39 (Q1 2017 - $10). Professional fees were slightly higher in Q1 2018 due to increased activities at corporate and Lithium Nevada.

-

Salaries and benefits of $771 (Q1 2017 - $557) include salaries, benefits, and bonuses for the Company’s employees and directors’ fees. The increase in salaries and benefits is due to hiring additional employees in the second half of 2017 and Q1 2018.

-	Regulatory and filing fees were $175 (Q1 2017 - $11). The increase is due to the costs of registration of the Company on the NYSE and filing of the base shelf prospectus on February 7, 2018.

Other Items

The Company recognized in Q1 2018 a foreign exchange gain of $1,369 (Q1 2017 – loss of $138). The gain was due to the strengthening of the US dollar against the Canadian dollar and a higher US dollar denominated cash balance in the Q1 2018 period. The Company holds most of its cash in US currency.

Other income in Q1 2018 was $304 compared to other loss of $358 in Q1 2017. Included in other income in Q1 2018 are $149 in interest income on cash and $110 interest income on the loans to the Joint Venture. Included in other loss in Q1 2017 was $400 of equipment write offs at RheoMinerals.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Three Months Ended March 31,
	2018 $	2017 $
Cash used in operating activities	(4,373)	(2,837)
Cash used in investing activities	(5,985)	(5,293)
Cash (used in)/provided by financing activities	(1,320)	7,742
Effect of foreign exchange on cash	(197)	(303)
Change in cash and cash equivalents	(11,875)	(691)
Cash and cash equivalents - beginning of period	55,394	8,056
Cash and cash equivalents - end of period	43,519	7,365

As at March 31, 2018, the Company had cash and cash equivalents of $43,519 and working capital of $47,773 compared to cash and cash equivalents of $7,365 and working capital of $9,620 as at March 31, 2017.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

On January 27, 2017, pursuant to the Ganfeng Investment Agreement (as defined herein), the Company issued to Ganfeng 2,250 Common Shares at a price of CDN$4.25 per share, for an aggregate cash subscription of CDN$9,563 ($7,297). On June 7, 2017, the Company issued to Ganfeng an additional 12,750 Common Shares at a price of CDN$4.25 per share, for an aggregate cash subscription of CDN$54,188 ($40,163). On July 14, 2017, pursuant to the Bangchak Investment Agreement (as defined herein), the Company issued to Bangchak 10,000 Common Shares at a price of CDN$4.25 per common share, for an aggregate cash subscription of CDN$42,500 ($33,539).

In 2017, financing costs of $1,755, related to the equity portion of the Ganfeng and Bangchak financings, were recorded as share issuance costs. Financing costs of $1,855, related to the debt portion of the Ganfeng and Bangchak financings and incurred in 2017, remain deferred and included in receivables, prepaids, and deposits as at March 31, 2018 and will be amortized over the terms of the loans.

The Company will require additional working capital for further development of its lithium projects and to continue development of its organoclay business.  The timing and the amount of Lithium Nevada and RheoMinerals expenditures are within the control of the Company due to its direct and sole ownership.  Pursuant to the agreements governing the Joint Venture on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for that project require agreement between LAC and its Joint Venture partner, SQM.

The Company is in the development stage and as such, does not generate significant revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects.  The Company’s access to financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not now nor does it expect in the future to engage in currency hedging to offset any risk of currency fluctuations.

Financings

Ganfeng and Bangchak Investment Agreements

During the year ended December 31, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with GFL International Co., Ltd. (“Ganfeng”) and the investment agreement (the “Bangchak Investment Agreement”) with The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to these agreements, each of Ganfeng and Bangchak agreed to co-invest in the Company through a mixture of equity subscriptions and debt financing.

The investment agreements consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak.  Ganfeng subscribed for 15,000 Common Shares while BCP subscribed for 10,000 Common Shares at a price of CDN$4.25 per common share, for gross proceeds of approximately CDN$106,000 ($80,999).

•

A $205,000 credit facility agreement.  Under this agreement, each of Ganfeng and Bangchak have committed to advance $125,000 and $80,000, respectively, with proceeds to be used to fund the Company’s share of project development contributions for Stage 1 of the Cauchari-Olaroz project.  As of March 31, 2018, the Company has not drawn down on this credit facility.

•

Off-take entitlements in favour of Ganfeng and Bangchak for the purchase of up to 80% and 20% respectively, of the Company’s share of the Cauchari-Olaroz project’s Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor rights agreement.  The Company entered into an investor rights agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the board of directors of the Company so long as they maintain a 15% or more interest in the Company’s issued share capital.  Each of Ganfeng and Bangchak have a participation right in connection with future financings to maintain a

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

17.5% interest and 16.4% interest respectively, so long as they maintain a 15% or more interest in the Company’s issued share capital.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017 completed the remaining equity subscriptions and entered into definitive agreements. The Company provided corporate guarantees, to both lenders, Bangchak and Ganfeng, in connection with the debt facility and provided a first priority security interest to both lenders on all assets except the interest in Minera Exar. The credit facility agreements contain certain representations and warranties, restrictions, events of default, and covenants, customary for agreements of these types.

Base Shelf Prospectus

On February 7, 2018, the Company filed a final short form base shelf prospectus in each province of Canada, other than the Province of Quebec, to qualify the distribution, from time to time over a 25-month period, of up to $500 million of the Company’s debt and equity securities. The Company also filed a corresponding shelf registration statement with the SEC on Form F-10 under the Multijurisdictional Disclosure System. While the Company has no immediate plans to raise capital, the shelf prospectus provides financial flexibility and the ability to efficiently access capital markets as the Company pursues future growth opportunities in Argentina, Nevada and elsewhere.

Operating Activities

Cash used in operating activities during Q1 2018, was $4,373 compared to $2,837 net cash used during Q1 2017. The significant components of operating activities are discussed in the Results of Operations section.

Investing Activities

Investing activities consumed cash of $5,985 in Q1 2018, compared to $5,293 during Q1 2017. In Q1 2018, the Company advanced $6,500 to Minera Exar as equity contribution. In Q1 2017, the Company entered into a loan agreement for $5,000 with Minera Exar. The interest rate on the loan is 12-month LIBOR plus 3% and is calculated on the basis of a 360-day year. The maturity date of the loan is two years following the drawdown date. The interest is accrued on a non–compounding basis. The advances and loans are used by Minera Exar for mining exploration or mining construction and development purposes. In Q1 2018, $833 of an escrow deposit pursuant to the Joint Venture agreement with SQM was released. The remaining cash used in investing activities was for the additions to property, plant and equipment of $72 (Q1 2017 - $243) and additions to exploration and evaluation assets of $140 (Q1 2017 - $50).

Financing Activities

During Q1 2018, the Company paid $1,273 of debt financing costs relating to the 2017 Bangchak and Ganfeng financings. In Q1 2017 the Company received $7,233 in connection with the Ganfeng investment agreement, $356 from the exercise of stock options and $195 from the warrant exercises.

CURRENT SHARE DATA

As at the date of this report, the Company has 88,572 Common Shares issued and outstanding, 1,488 restricted shares, 63 deferred share units, and 5,392 stock options.

RELATED PARTY TRANSACTIONS

The Company`s 50%-owned joint venture Minera Exar entered in the following transactions with companies controlled by the family of the President of Minera Exar S.A., who is also a director of the Company:

-Los Boros Option Agreement entered into with Grupo Minero Los Boros (See Note 4 in March 31, 2018 financial statements);

-Construction services for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $835 (the Company’s portion is $418) in Q1 2018.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

In Q1 2018 Minera Exar paid director’s fees of $17 to its President, who is also a director of the Company.

Compensation of Key Management

Effective August 14, 2017, the Company revised the remuneration of its non-executive directors to a base annual fee of $80 per year and an additional $18 per year to the Company’s Audit Committee Chair, $13 to the Company’s other Committee Chairs, and $40 to the Company’s Board Chair. In addition, the Company pays $1 per meeting in cash for Board meetings in excess of six meeting per year. The fees are settled through a combination of cash and the issuance of DSUs, with each board member obligated to receive a minimum of 50% and a maximum of 100% of all such compensation in DSUs.

The remuneration of directors and members of the executive management team included:

	Three Months Ended March 31,
	2018 $	2017 $
Stock-based compensation	1,010	160
Salaries, benefits and directors’ fees included in general and administrative expenses	526	419
Salaries and benefits included in exploration expenditures	77	91
Salaries and benefits capitalized to Investment in Joint Venture	50	-
	1,663	670

Amounts due to directors and members of the executive management team were as follows:

	As at March 31, 2018	As at December 31, 2017
	$	$
Non-executive directors' fees	146	251
President	22	14
Non-executive director of the Company and the President of Minera Exar S.A.	15	-
President of South American Operations	26	-
President of North American Operations	8	-
Total	217	265

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

CONTRACTUAL OBLIGATIONS

As at March 31, 2018, the Company had the following contractual obligations:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $
Rent of office spaces	272	239	-	511
Promissory note of RheoMinerals plant	172	688	59	919
Equipment finance leases	57	62	-	119
Total	501	989	59	1,549

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

The Company`s other obligations and commitments related to royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 4 of the Company’s March 31, 2018 unaudited condensed consolidated interim financial statements and will only be incurred if and when the Company continues to hold the subject property, starts production or exercises the Los Boros Option Agreement entered into with Grupo Minero Los Boros. The Company has $205 million of available undrawn credit facilities as at March 31, 2018 available to finance its share of the capital costs of the Minera Exar Joint Venture.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into one of two categories: loans and receivables, or other financial liabilities.  All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent measurement and changes in fair value will depend on their initial classification.  Loans and receivables and other financial liabilities are measured at amortized cost.

Cash and receivables and short-term restricted cash have been designated as loans and receivables and are included in current assets due to their short-term nature. Loans to the Joint Venture and long-term restricted cash have been designated as loans and receivables and are included in non-current assets due to their long-term nature. The Company’s other financial liabilities include accounts payable and accrued liabilities and long-term borrowings. Accounts payable, accrued liabilities, and the current portion of long-term borrowings that are due within twelve months from the financial statement reporting date are included in current liabilities due to their short-term nature. Long-term borrowings are included in long-term liabilities due to their long-term nature.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in Note 4 of the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018.  The Company’s reclamation bond arrangement is disclosed below.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $249 for the Lithium Nevada project as at March 31, 2018. The Company’s $1,008 reclamation bond payable to the Bureau of Land Management was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 security deposit.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgements

Please refer to the Company’s annual MD&A for the year ended December 31, 2017 for Critical Accounting Estimates and Judgements disclosure. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty during the three months ended March 31, 2018 were substantially the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, other than below:

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

Functional currency

Items included in the financial statements of each of the Company’s subsidiaries and joint ventures are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2018, the functional currency of Minera Exar Joint Venture (“Minera Exar”) was changed from the Argentine peso to the US dollar as a result of the start of significant construction activities, denominated mainly in US dollars, adoption of the construction budget and in anticipation of the US dollar denominated indebtedness to be undertaken by Minera Exar from Lithium Americas and SQM in 2018 to finance the construction.

Accounting Policies

Please refer to the Company’s annual MD&A for the year ended December 31, 2017 for the significant accounting policies. In Q1 2018 the Company adopted IFRS 15 and IFRS 9 as disclosed below.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

Newly adopted accounting standards and amendments

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in International Accounting Standard (“IAS”) 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. The Company applied IFRS 9 retrospectively; however, the adoption of IFRS 9 did not require any adjustments to the classification or measurement of the Company’s financial assets and financial liabilities. The adoption of the new expected credit loss model under IFRS 9 had a negligible impact on the carrying amount of the Company’s  financial assets on the transition date given the Company has no history of bad debt expenses.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  IFRS 15 was issued in May 2014 by the IASB.  Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.  The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations.  The standard is effective for annual periods beginning on or after January 1, 2018. The Company elected to apply IFRS 15 using a modified retrospective approach; however, the adoption of IFRS 15 resulted in no impact on the financial statements of the Company, as the timing of revenue recognition was unchanged.

Accounting standards and amendments issued but not yet adopted

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB.  According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria.  The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

RISKS AND UNCERTAINTIES

Please refer to the Company’s annual MD&A for the year ended December 31, 2017 in the section entitled “Risks and Uncertainties”, as well as the Company’s annual information form for the year ended December 31, 2017 in the section entitled “Risk Factors” for risks and uncertainties faced by the Company, both of which are filed on the Company’s SEDAR profile at www.sedar.com.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

A summary of the Company’s financial instruments risk exposure is provided in Note 13 of the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018.

INVESTOR RELATIONS

Tom Hodgson, CEO, and John Kanellitsas, President and Vice-Chairman, coordinate investor relations activities for the Company.

TECHNICAL INFORMATION AND QUALIFIED PERSON

The scientific and technical information, as described below, disclosed in this MD&A relating to the Lithium Nevada Resource Estimate has been prepared and approved by Louis Fourie, P. Geo., Pri. Sci. Nat., of WorleyParsons Canada Inc., a “Qualified Person" under NI 43-101 (a “QP”), and an independent consultant to the Company. Mr. Fourie has reviewed or developed the following types of information for the mineral resource calculation:

•	Geological maps and cross sections;
•	Block model methods, parameters, tabulations, and model results;
•	Estimated mining and process costs; and
•	Resource determination procedures and results to assure reasonable expectation of economic extraction.

Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

All other geological information relating to the Lithium Nevada Project disclosed in this MD&A has been reviewed and approved by Randal Burns, Senior Project Geologist at Lithium Nevada, and a QP by virtue of his experience, education and professional association. Mr. Burns has verified the data disclosed and no limitations were imposed on the verification process. In the course of data verification, and for purposes of QA/QC, Mr. Burns, among other things, has reviewed or developed the following types of information for the deposit:

•	Geologic maps and cross sections
•	Block model methods, parameters, tabulations, and model results
•	Estimated mining and process costs
•	Resource determination procedures and results to assure reasonable expectation of economic extraction
•	Sampling procedure and assaying methods
•	QA/QC protocols and results, including:
•	Analysis of inserted standards;
•	Analysis of inserted blanks;
•	Confirmation of assays from a check lab;
•	Reverse Circulation versus Diamond Drilling;
•	¼ core sampling and assay versus ½ core sampling and assay;
•	Spot checks of the data base against original certificates of assay; and
•	Statistical evaluations and studies.
•	Checked reliability of historic information and established protocol for acceptance or rejection of legacy data

Process technical information contained in this MD&A relating to Lithium Nevada has been reviewed and approved by Dr. Rene LeBlanc, who is a full-time employee of Lithium Nevada Corp. Dr. LeBlanc is considered, by virtue of education, experience and professional association, a QP for the purposes of NI 43-101.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the NI 43-101 technical report, “Updated Feasibility Study, Reserve Estimation and Lithium Carbonate Production at the Caucharí-Olaroz Salars, Jujuy Province, Argentina,” dated January 15, 2018 available on SEDAR. Further information about the Lithium Nevada project, including a description of data verification and QA/QC programs, is available in the NI 43-101 technical report of Lithium Americas dated December 15, 2017 entitled “Independent Technical Report for the Lithium Nevada Property, Nevada, USA”, available on SEDAR. Further information about the new resource estimate for the Lithium Nevada project is available in the Company's news release dated April 5, 2018, which is available on SEDAR.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.  The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis.  The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and reserves estimates; the timing and amount of future production; currency exchange and interest rates, expected outcome and timing of environmental surveys and permit applications and

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz project, which is held and operated through the Company’s joint venture with SQM; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return and sensitivity analyses, net cash flows and EBITDA of the Cauchari-Olaroz project; the cost, timing and size of a potential expansion of the Cauchari-Olaroz project; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the CauchariOlaroz project; the completion, timing and results of a preliminary feasibility study in respect of lithium production at the Lithium Nevada project; the development of new organoclay products and the timing, cost, quantity, capacity and product quality of sales and commercial production at the Fernley Facility; the production of organoclay product expected to be manufactured at the Delmon plant in Saudi Arabia.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control,that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and SQM for the Cauchari-Olaroz project;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties relating to receiving mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	the completion of the Delmon project;
•	the impact of increasing competition in the lithium business;
•	unpredictable changes to the market prices for lithium and clay-based organoclay products;
•	exploration, development and construction costs for the Cauchari-Olaroz Project and the Lithium Nevada project;
•	anticipated timing and results of exploration, development and construction activities;
•	the Company’s ability to obtain additional financing on satisfactory terms or at all;
•	the ability to achieve production at any of the Company’s mineral exploration and development properties;
•	completion of a preliminary feasibility study in respect of the Lithium Nevada project;
•	preparation of a development plan for lithium production at the Lithium Nevada project; and
•	the continued growth of the shale gas and ultra-deep oil drilling and the growth of demand for lithium chemicals.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risk Factors” in this MD&A. Such risks also include, but are not limited to the following: volatility in the market price for minerals; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; uncertainty of whether there will ever be production at the Company’s mineral exploration properties; recovery rates; lithium prices; changes in project parameters as plans continue to be refined; legislative changes that impact the operating segments in which the Company conducts business; receipt and security of mineral property titles; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; fluctuations in currency exchange and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities;

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; unpredictable weather conditions; unanticipated delays in preparing technical studies; the ability to manufacture organoclay products that meets customer requirements; an increase in the costs of manufacturing organoclay products, including the costs of any raw materials used in the process; and a reduction in the demand for shale or ultra-deep drilling or in the demand for lithium. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent management’s discussion and analysis for our most recently completed financial year, which are available on SEDAR at www.sedar.com.